(d)(4)(i)

SCHEDULE A

with respect to the

SUB-ADVISORY AGREEMENT

between

ING INVESTMENTS, LLC

and

LEHMAN BROTHERS ASSET MANAGEMENT LLC

Series	Annual Sub-Adviser Fee
(as a percentage of average daily net assets)
ING Lehman Brothers U.S.	0.08 % on first $50 million;
Aggregate Bond Index Portfolio	0.065 % next $100 million;
0.032 % next $350 million;
0.025 % next $500 million;
0.018 % next $1 billion;
0.016 % next $500 million;
0.014 % over $2.5 billion;